UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Changes in Holdings of Interested Parties, Officers, and Directors During First Quarter of 2017

On April 6, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) the updated holdings of the Company’s interested parties, officers, and directors (collectively, the “Interested Parties”) for the first quarter ending March 31, 2017.

Below are the changes in such Interested Parties’ holdings as of March 31, 2017:

(i)	Adi Jemini (Executive Vice President and Chief Executive Officer): a change by 60,848 options (unregistered) to purchase Ordinary Shares (“Options”), resulting in holdings of 260,517 Options;
(ii)	Adi Jemini (Executive Vice President and Chief Executive Officer): a change by 22,936 Restricted Share Units (“RSUs”), resulting in holdings of 32,418 RSUs; and
(iii)	Adi Jemini (Executive Vice President and Chief Executive Officer): a change by 36,326 in Performance Share Units (“PSUs”), resulting in holdings of 18,162 PSUs.
(iv)	Mawer Investment Management Ltd. (as investment manager): a change by 196,915 in its holdings of ordinary shares of the Company, resulting in holdings of 1,379,070 ordinary shares of the Company;
(v)	Mawer Investment Management Ltd. (as management company for trust funds): a change by 2,888,303 in its holdings of ordinary shares of the Company, resulting in holdings of 8,524,929 ordinary shares of the Company;

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: April 10, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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